UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company (Issuer))

HBP MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

WOODGRAIN INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Kelly Dame

Woodgrain Inc.

300 NW 16th St

Fruitland, ID 83619

Phone:(208) 452-3801

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James M. Kearney

Kris J. Ormseth

Stoel Rives LLP

760 SW 9th Avenue, Suite 3000

Portland, OR 97205

(503) 224-3380

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Amendment Announcing Extension of Tender Offer

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 28, 2022 (the “Schedule TO”) by (i) Woodgrain Inc., an Oregon corporation (“Parent”) and (ii) HBP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share, (the “Shares”) of Huttig Building Products, Inc., a Delaware corporation (“Huttig”), at a price of $10.70 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated March 28, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is amended and supplemented to add the following:

The Expiration Date is extended to 11:59 p.m. New York City time on May 2, 2022. The Offer is being extended to give stockholders of Huttig more time to complete the documentation required to tender shares into the Offer, to extend the period for Woodgrain’s lender to syndicate the loan to finance the transaction, and to allow participants in Huttig’s auction process who signed nondisclosure letters sufficient time to consider clarifying disclosures made by Huttig regarding the standstill provisions in the letters. As of Friday, April 22, 2022 at 5:00 p.m., New York City time, 8,047,767 Shares have been tendered by stockholders and not withdrawn, representing approximately 29.4% of the outstanding shares.

Item 11. Additional Information

The supplemental disclosures below should be read in conjunction with the Schedule TO in its entirety. Inclusion of the disclosures below is not an admission that they are material or legally required.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is amended and supplemented by making the following modifications to Section 16—“Certain Legal Matters; Regulatory Approvals – U.S. Antitrust Compliance:

The final paragraph is deleted and replaced by the following text:

“The waiting period under the HSR Act expired, effective April 12, 2022 at 11:59 p.m. Eastern Time. Accordingly, the condition to the Offer relating to the termination or expiration of any applicable waiting period under the HSR Act (and any extension thereof, including under any agreement entered into in compliance with the Merger Agreement between a party and a governmental authority agreeing not to consummate the Offer or the Merger prior to a certain date) applicable to the Offer or the Merger, has been satisfied.”

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is amended and supplemented by inserting the following paragraphs in Section 16 — “Certain Legal Matters; Regulatory Approvals”:

Delaware Court of Chancery Complaint

A putative class action complaint relating to the Offer and the Merger captioned Reith v. Huttig Building Products, Inc. et al., Case No. 2022-0332, was filed on April 14, 2022, as amended on April 23, 2022, by a purported Huttig stockholder in the Court of Chancery of the State of Delaware. The putative class action complaint names as defendants Huttig, the members of the Huttig Board, Parent and Merger Sub. Neither Parent nor Merger Sub has yet received a summons and complaint from the plaintiff.

The complaint alleges, among other things, that the Huttig Board breached its fiduciary duties to Huttig stockholders in connection with the Offer and the Merger by (i) executing nondisclosure agreements with prospective bidders that contain “don’t-ask-don’t-waive” standstills and failing to waive the standstills following Huttig’s entry into the Merger Agreement, (ii) executing the Merger Agreement that, according to its terms and in conjunction with the standstills, impedes the Huttig Board’s ability to consider and accept superior proposals and restricts the flow of information necessary to permit the Huttig Board to act on an informed basis and determine whether the Offer and the Merger are reasonable and in the best interest of Huttig stockholders and (iii) misleading Huttig stockholders with respect to the terms of the nondisclosure agreements entered into with other parties during the sale process and the Huttig Board’s ability to receive unsolicited offers from these parties. The complaint also alleges that the Offer Price is inadequate and that Parent and Merger Sub aided and abetted breaches of fiduciary duty by the Huttig Board.

Woodgrain does not believe the complaint has any merit, either with respect to aider and abettor claims or with respect to the underlying substantive claims. For example, the nondisclosure agreements with prospective bidders did not have the effect of a so-called “don’t-ask-don’t-waive” standstill provision~~s~~ because they included an express exception permitting bidders that were invited by the Huttig Board to submit one or more private indications of interest with respect to a proposed acquisition of Huttig and all counterparties to such agreements were so invited. Huttig has informed Parent and Merger Sub that it interprets the invitation to all counterparties as permitting such parties to make private indications of interest to the Huttig Board and that, for clarity, Huttig will state that any party that received the bid instruction letter may submit one or more private indications of interest to the Huttig Board with respect to a proposed acquisition transaction without violating the standstill provision in the nondisclosure agreements and any such party may rely on Huttig’s statement.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated March 28, 2022.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on March 28, 2022.

(a)(1)(G)*	Form of Letter of Instruction and Notice to Participants in the Huttig Building Products Inc. Savings & Profit Sharing Plan.

(a)(1)(H)*	Form of Letter of Instruction and Notice to Participants in the Huttig Building Products Inc. Employee Stock Purchase Plan.

(a)(5)(A)*	Joint Press Release issued by Woodgrain Inc. and Huttig Building Products, Inc. dated March 21, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Huttig Building Products, Inc. on March 21, 2022).

(a)(5)(B)*	Press Release issued by Woodgrain Inc., dated March 28, 2022.

(a)(5)(C)	Press Release issued by Woodgrain Inc. and Huttig Building Products, Inc. dated April 25, 2022 announcing the extension of the Offer

(b)(1)*	Debt Commitment Letter, dated March 20, 2022 from Wells Fargo, National Association and Wells Fargo Securities, LLC and accepted and agreed to by Woodgrain Inc.

(d)(1)*	Agreement and Plan of Merger, dated March 20, 2022, among Woodgrain Inc., HBP Merger Sub, Inc. and Huttig Building Products, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Huttig Building Products, Inc. on March 21, 2022).

(d)(2)*	Form of Tender and Support Agreement, dated as of March 20, 2022, between Woodgrain Inc., HBP Merger Sub, Inc., and the stockholders party thereto.

(d)(3)*	Nondisclosure Agreement between the Woodgrain Companies and Huttig Building Products, Inc. dated November 8, 2021.

(d)(4)*	Advance Payment Escrow Agreement between Woodgrain Inc., Huttig Building Products, Inc. and U.S. Bank National Association dated March 23, 2022.

(g)	None.

(h)	None.

*	Previously filed

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2022

HBP MERGER SUB, INC.

By:	/s/ Kelly Dame
Name:	Kelly Dame
Title:	Chief Executive Officer

WOODGRAIN INC.

By:	/s/ Kelly Dame
Name:	Kelly Dame
Title:	Chief Executive Officer